Exhibit 1.01
Conflict Minerals Report of TransAct Technologies Incorporated
for the Calendar Year Ended December 31, 2015
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) of TransAct Technologies Incorporated (“TransAct” or “we”) for the year ended December 31, 2015 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, we undertook due diligence measures to determine the conflict minerals status of the necessary conflict minerals used in our printers, terminals and other products for transaction-based printing. In conducting our due diligence, we followed the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), which we believe is an internationally recognized due diligence framework.

Based on our conclusion that our products are “DRC conflict undeterminable,” pursuant to Rule 13p-1, a private sector audit of this CMR is not required.

1.	Company, Product Overview & Background

We are a global leader developing and selling software-driven technology and printing solutions for high growth markets including food safety, casino and gaming, lottery, mobile and oil and gas. Our world-class products are designed from the ground up based on customer requirements and are sold under the AccuDate™, Epic, EPICENTRAL™, Ithaca®, Printrex® and Responder® brand names. Known and respected worldwide for innovative designs and real-world service reliability, our thermal, inkjet and impact printers and terminals generate top-quality labels and transaction records such as receipts, tickets, coupons, register journals and other documents as well as printed logging and plotting of data. We sell our products to original equipment manufacturers (“OEMs”), value-added resellers ("VARs"), select distributors, as well as directly to end-users. Our product distribution spans across the Americas, Europe, the Middle East, Africa, Asia, Australia, the Caribbean Islands and the South Pacific. TransAct also provides world-class printer service, spare parts, accessories and printing supplies to its growing worldwide installed base of products. Through our TransAct Services Group (“TSG”) we provide a complete range of supplies and consumables used in the printing and scanning activities of customers in the hospitality, banking, retail, casino and gaming, government and oil and gas exploration markets.  Through our webstore, www.transactsupplies.com, and our direct selling team, we address the on-line demand for these products. We operate in one reportable segment: the design, development, assembly and marketing of software-driven technology and printing solutions including related maintenance and repair services, consumables and spare parts.  We have one primary operating, hardware research and development and eastern region service center located in Ithaca, NY.  In addition, we have a casino and gaming sales headquarters, software research and development and western region service center in Las Vegas, NV, a sales and service center for the oil and gas industry in Houston, TX, a European sales and service center in the United Kingdom, and a sales office located in Macau.  Our executive offices are located at One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, CT, 06518, with a telephone number of (203) 859-6800.

In August 2012, the United States Securities and Exchange Commission (the “SEC”) approved the final rule regarding the sourcing of conflict minerals as defined in the Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 1502. Under this rule, publicly traded companies must report annually to the SEC the presence of “conflict minerals” originating from “Covered Countries” in either the products they manufacture or contract to manufacture, or use in the production process.  Conflict minerals are defined as tin, tungsten, tantalum and gold.  The Covered Countries are the Democratic Republic of the Congo (“DRC”) and the nine adjoining countries:  Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, Tanzania, South Sudan, Uganda and Zambia.

In 2013, we initiated a process that meets the framework in the OECD Guidance to comply with this regulation. This includes establishing compliance requirements for our direct suppliers regarding conflict minerals, implementing controls and reporting, undertaking appropriate sourcing efforts, and providing our customers the data necessary to facilitate their SEC reporting.  We aligned our efforts to the practices established by industry peers – including the Electronics Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) – to enable companies to source conflict-free minerals.

2.	Due Diligence Program and Reasonable Country of Origin Inquiry (“RCOI”)

2.1 Conflict Minerals Policy

TransAct Technologies Incorporated Conflict Minerals Policy Statement

As a socially responsible company, we are concerned for the well-being of people and communities. We conduct business fairly and ethically, respect human rights, comply with laws and regulations, and follow rigorous standards of business conduct.

We rely on our internal factory or contract manufacturers to make various products. We have integrated responsible sourcing of minerals into our Supplier Policy and Supplier Code of Conduct. Our suppliers and their sub-tier suppliers are expected to provide the conflict minerals sourcing information and avoid using conflict minerals from the Covered Countries.

Expectations for Suppliers

In support of our policy on conflict minerals, suppliers are expected to supply materials to us that are “DRC Conflict-Free”.  Suppliers are expected to adopt policies and management systems with respect to conflict minerals and to require their suppliers to adopt similar policies and systems. We expect suppliers to establish their own due diligence programs to ensure conflict-free supply chains.

In the event we determine that a supplier’s efforts to comply with our policy have been deficient and the supplier fails to cooperate in developing and implementing reasonable remedial steps, we reserve the right to take appropriate actions up to and including discontinuing purchases from the supplier.

It is our policy that (1) products supplied to us do not contain columbite-tantalite (coltan), cassirerite, gold, wolframite, tantalum, tin, or tungsten as elements necessary to their production or functionality, or (2) if products supplied to us do contain these minerals, the minerals must originate outside the Covered Countries, come from scrap or recycled sources, or be supplied from smelters that have been validated by an independent private sector party to be conflict-free.

We consider conflict-free smelters to be validated only if they have complied with the conflict free smelter program (“CFSP”) assessment protocols and appear on the conflict-free smelters & refiners list, available www.conflictfreesmelter.org.

In addition, we will survey direct suppliers as a part of our conflict minerals due diligence program.  Suppliers are expected to respond to survey requests in a timely manner, and with full disclosure, following the specific instructions provided.

2.2 Due Diligence Process

We developed our due diligence processes and efforts to conform to the OECD Guidance.  Our conflict minerals due diligence process includes:  developing and implementing our Conflict Minerals Policy and Supplier Code of Conduct, establishing governance structures with senior management’s involvement and engaging suppliers, record keeping and escalation procedures in the event a supplier is discovered to be sourcing conflict minerals from any Covered Countries.

2.3 Internal Team

We have established a management system for complying with the applicable rules. The management system includes the development of a Conflict Minerals Task Force led by our Senior Vice President of Operations, Chief Financial Officer and a team of experts in subject matters such as purchasing, engineering and quality assurance. The team of subject matter experts is responsible for implementing our conflict minerals compliance policy and is led by our Global Sourcing Director who acts as the conflict minerals program manager.  Senior management is briefed about the result of our due diligence efforts on regular basis.

2.4 Product Analysis

We conducted an analysis of our products and found that certain conflict minerals, including tin, tantalum, tungsten and gold, can be found in our printers and terminals.  Therefore, the products we manufacture and contract to manufacture are subject to the reporting obligations of Rule 13p-1.

2.5 Supplier Engagement

To perform the RCOI, we contacted all contract manufacturers and suppliers whose products may contain conflict minerals. All contract manufacturers and suppliers are required to conduct similar inquiries from their sub-tier suppliers and continue through the supply chain until we have identified the facilities used to process any conflict minerals, the country of origin of the conflict minerals, and the mine or location of origin of conflict minerals. We used the template developed jointly by EICC and GeSI, known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. We believe this Template has been widely adopted by companies in their due diligence processes related to conflict minerals. We have not engaged a third party vendor to collect data, but we believe that some of our contract manufacturers and suppliers may have relied on third party software vendors to collect the data.

3.	Conclusion

After conducting a good faith RCOI, we have concluded that our products are “DRC conflict undeterminable” at this time.  Due to the breadth and complexity of our products and respective supply chain, it will take time for our suppliers to verify the origin of all these minerals.  Based on all returned surveys to date, none of our direct or indirect suppliers source conflict minerals from any Covered Countries.  We plan to improve the transparency of our supply chain (1) using our supply chain due diligence processes, (2) leveraging the industry standard conflict free sourcing initiative (“CFSI”) and CFSP developed by EICC and GeSI, and (3) continuing our supplier outreach efforts.

The conflict minerals contained in our products, to the extent known, are believed to have been sourced from the following countries: Australia, Bolivia, Brazil, Canada, Chile, China, Czech Republic, Germany, Indonesia, Japan, Kazakhstan, Peru, Russian Federation, South Africa, Thailand, and the United States of America.

4.	Identification and Assessment of Risk in the Supply Chain

Because of the breadth and complexity of our products and supply chain, it is difficult to identify all downstream smelters and refineries from our supply chain.

As the result of our due diligence survey, we have identified approximately 346 smelters and refineries in our supply chain. Of the 346 smelters and refineries we utilize, 234 have been certified by CFSP and are considered to be conflict free.  For the remaining 112 smelters and refineries, we contacted such facilities and requested country, mine and/or location of the necessary conflict minerals processed by them.  As of this report we have not received responses from all our inquiries but of the responses received none of our smelters and/or refineries have been found to procure raw material from Covered Countries.

5.	Future Due Diligence Measures

We intend to continue to gather the information noted above as part of our due diligence process for the reporting period ending December 31, 2016 and to take steps to further mitigate the risk that any conflict minerals we use do not benefit armed groups. These steps include: (1) increasing the response rate of our contract manufacturers’  and suppliers’ conflict mineral surveys and (2) continuing to influence additional smelters to obtain CFSP status through our supply chain, where possible.